Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE

Boston Scientific Announces Extension of the Cash Tender Offer for All Shares of EndoChoice

MARLBOROUGH, Mass., November 4, 2016 — Boston Scientific Corporation (NYSE: BSX) today announced that its wholly owned merger subsidiary, Falcon Merger Corp., has extended its previously announced tender offer for all shares of EndoChoice Holdings, Inc. (GI) at a price of $8.00 per share net to the holder in cash.

Boston Scientific has extended the expiration of the Offer until one minute following 11:59 p.m., New York City time, on November 21, 2016, unless further extended in accordance with the Merger Agreement. The Offer, which was previously scheduled to expire one minute following 11:59 p.m., New York City time, on November 4, 2016, was extended to allow additional time for the satisfaction of the conditions of the Offer set forth in the Merger Agreement (as defined in the Offer to Purchase). The Depositary has advised Boston Scientific that, as of the close of business, New York City time on November 3, 2016, approximately 17,332,100 Shares have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 66.5% of the Shares outstanding, determined on a fully diluted basis, as defined in the Merger Agreement.

About Boston Scientific

Boston Scientific transforms lives through innovative medical solutions that improve the health of patients around the world. As a global medical technology leader for more than 30 years, we advance science for life by providing a broad range of high performance solutions that address unmet patient needs and reduce the cost of healthcare. For more information, visit www.bostonscientific.com and connect on Twitter and Facebook.

About EndoChoice

Based near Atlanta, Georgia, EndoChoice (NYSE: GI) is a medical technology company focused on the manufacturing and commercialization of platform technologies including endoscopic imaging systems, devices and infection control products and pathology services for specialists treating a wide range of gastrointestinal conditions, including colon cancer. EndoChoice serves more than 2,500 customers in the United States and works with distribution partners in 30 countries. EndoChoice was founded in 2008 and has rapidly developed a broad and innovative product portfolio. EndoChoice, and Full Spectrum Endoscopy (Fuse®) are registered trademarks of EndoChoice Holdings, Inc.

NOTICE TO INVESTORS ABOUT THE OFFER:

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to buy shares of EndoChoice’s common stock is being made pursuant to an Offer to Purchase and related tender offer materials that Falcon Merger Corp. has filed with the Securities and Exchange Commission (SEC) on October 7, 2016. Falcon Merger Corp. has filed a Tender Offer Statement on Schedule TO with the SEC on October 7, 2016, and filed Amendment No. 1 to the Schedule TO on October 27, 2016 and EndoChoice has filed a Solicitation/Recommendation Statement on Schedule 14D 9 with the SEC on October 7, 2016, as amended with Amendment No. 1 on October 11, 2016 and Amendment No. 2 on October 27, 2016 related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to EndoChoice’s shareholders at no expense to them by D.F. King & Co., Inc. by contacting D.F. King & Co. at (212) 269-5550 (collect) or (800) 487-4870 (toll free). In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.

CONTACT:
Media:

Catherine Brady

508-683-4797

Media Relations

Boston Scientific Corporation

Catherine.Brady@bsci.com

Investors:

Susie Lisa, CFA

508-683-5565 (office)

Investor Relations

Boston Scientific Corporation

investor_relations@bsci.com

EndoChoice Contact:

David Gill, President & Chief Financial Officer

david.gill@endochoice.com

678-585-1040